FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 6, 2007

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   November 7, 2007

By: Signed "Cathy Zhai"

Cathy Zhai

Chief Financial Officer

Norsat Launches the GLOBETrekker X-Band

London England – November 6th, 2007 – Norsat International Inc. (“Norsat”) (TSX: NII and OTC BB: NSATF), a leading provider of intelligent satellite solutions, today unveiled the GLOBETrekker X-Band at the 9th annual Global MilSatCom Conference, Europe’s largest independent military satellite communications conference.

“A recent trend in satellite communications is the emergence of new frequencies,” said Dr. Amiee Chan, president and CEO, Norsat International Inc.  “With the launch of the next generation of military satellites, users are increasingly looking to operate on X-Band frequency, especially in Europe where Ku-band capacity is in short supply.  We believe that offering a version of our GLOBETrekker satellite terminal that is designed specifically for X-Band will serve as a key competitive differentiator for Norsat.”

The Norsat GLOBETrekker X-Band terminal is available as a highly integrated system, which includes a 1m carbon fiber antenna, motorized feed assembly, LNB, 35W X-band integrated block upconverter and solid state power amplifier,  motorized azimuth/elevation superstructure, built-in inclinometer, compass, GPS; a baseband unit with a modem, spectrum analyzer, DVB-S receiver, Ethernet switch, DC-DC converter, shock protected chassis – a system controller including a wired display with software and a graphical user interface.  The GLOBETrekker X-band terminal comes packaged in two ruggedized transit cases.

Norsat offers an optional Ku-Band Kit that enables users to switch the X-Band GLOBETrekker on site to operate on commercial Ku-Band satellites. In addition, Norsat offers an IATA baggage allowance version of its X-band GLOBETrekker that consists of two self-contained wheelable cases designed specifically to meet the new stringent checked baggage restrictions imposed by most airlines.

The X-Band GLOBETrekker will be on display at the 9th annual Global MilSatCom Conference, in London, England. The conference is being held at Millennium Conference Centre in Kensington, central London, from November 5-7.   Call 001-410-703-1607, for additional product information.

About Norsat International, (America) Inc.

Norsat International (America) Inc. is a subsidiary of Norsat International Inc. (TSX: NII; OTCBB: NSATF). The company designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 001-604-821-2808

For further information, contact:

Kristen Dickson

Investor Relations

The Equicom Group

Tel: 001-416-815-0700 x 273
Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with the Company’s audited consolidated financial statements and related notes included therein for the quarter ended June 30th, 2007, and the Management Discussion and Analysis for the quarter ended June 30th, 2007.

All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2006, and other information related to the Company, may be found on the company’s website at www.norsat.com .